Mercedes-Benz Auto Lease Trust 2015-A
Investor Report
Collection Period Ended   31-Oct-2016

Amounts in USD

Dates

Collection Period No.	22	
Collection Period (from... to)	1-Oct-2016	31-Oct-2016
Determination Date	10-Nov-2016	
Record Date	14-Nov-2016	
Payment Date	15-Nov-2016	
Interest Period of the Class A-1, A-2b Notes (from... to)	17-Oct-2016	15-Nov-2016	Actual/360 Days	29
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Oct-2016	15-Nov-2016	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	575,000,000.00	170,337,210.47	92,691,735.89	77,645,474.58	135.035608	0.161203
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**418,107,210.47**	**340,461,735.89**	**77,645,474.58**		
Overcollateralization	395,237,750.93	397,651,278.90	397,651,278.90			
Total Securitization Value	**2,410,007,750.93**	**815,758,489.37**	**738,113,014.79**			
present value of lease payments	854,201,184.71	123,996,366.95	106,122,380.38			
present value of Base Residual Value	1,555,806,566.22	691,762,122.42	631,990,634.41			

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	397,651,278.90	16.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.780000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.854560%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.100000%	156,142.44	0.271552	77,801,617.02	135.307160
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75	1.008333
Total		**405,977.19**		**$78,051,451.77**	

Amounts in USD

Available Funds		**Distributions**	
Lease Payments Received	15,528,703.14	(1) Total Servicing Fee	679,798.74
Net Sales Proceeds-early terminations (including Defaulted Leases)	31,765,789.79	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	32,025,459.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	62,470.19	(3) Interest Distributable Amount Class A Notes	405,977.19
Excess mileage included in Net Sales Proceeds	545,377.65	(4) Priority Principal Distribution Amount	0.00
Subtotal	79,319,951.93	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	77,645,474.58
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	17,648.33	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	79,337,600.26	(9) Excess Collections to Certificateholders	606,349.75
Reserve Account Draw Amount	0.00	**Total Distribution**	**79,337,600.26**
Total Available Funds	**79,337,600.26**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	679,798.74	679,798.74	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	405,977.19	405,977.19	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	156,142.44	156,142.44	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	405,977.19	405,977.19	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	77,645,474.58	77,645,474.58	0.00
Principal Distribution Amount	77,645,474.58	77,645,474.58	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	1,246.97
minus Net Investment Earnings	1,246.97
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	1,246.97
Net Investment Earnings on the Exchange Note	
Collection Account	16,401.36
Investment Earnings for the Collection Period	17,648.33

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	815,758,489.37	23,634
Principal portion of lease payments	13,467,956.93	
Terminations- Early	28,565,545.06	
Terminations- Scheduled	28,315,089.22	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	7,296,883.37	
Securitization Value end of Collection Period	738,113,014.79	21,494
Pool Factor	30.63%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.81%
Weighted Average Remaining Term (months)	23.64	7.67
Weighted Average Seasoning (months)	10.77	30.37
Aggregate Base Residual Value	1,762,832,979.55	657,651,540.98
Cumulative Turn-in Ratio		93.76%
Proportion of base prepayment assumption realized life to date		62.65%
Actual lifetime prepayment speed		0.60%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	734,221,742.19	21,390	99.47%
31-60 Days Delinquent	2,470,610.67	65	0.33%
61-90 Days Delinquent	1,010,993.32	27	0.14%
91-120 Days Delinquent	409,668.61	12	0.06%
Total	738,113,014.79	21,494	100.00%

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Defaulted Leases, Beg of Collection Period	926,369.34	30	29,395,294.18	816
Liquidation Proceeds	581,778.61		21,505,487.22	
Recoveries	285,022.17		6,080,511.59	
Principal Net Credit Loss / (Gain)	59,568.56		1,809,295.37	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.092%	
Prior Collection Period	0.216 %	
Second Prior Collection Period	(0.172%)	
Third Prior Collection Period	(0.076%)	
Four Month Average	0.015%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.075%
Average Net Credit Loss / (Gain)		2,217.27

Residual Loss	Current		Cumulative	
	Amount	**Number of Leases**	**Amount**	**Number of Leases**
Securitization Value of Liquidated Leases, Beg of Collection Period	63,251,148.31	2,110	1,109,129,837.54	35,373
Sales Proceeds and Other Payments Received	60,272,492.08		1,104,134,195.90	
Residual Loss / (Gain)	2,978,656.23		4,995,641.64	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	4.601%	
Prior Collection Period	3.956 %	
Second Prior Collection Period	3.056 %	
Third Prior Collection Period	1.605 %	
Four Month Average	3.304%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		0.207%
Average Residual Loss / (Gain)		141.23